UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number 1-0706

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMERICA INCORPORATED

Comerica Bank Tower

1717 Main Street

MC 6404

Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

*           Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Comerica Incorporated Preferred Savings Plan
December 31, 2008 and 2007, and
Year Ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated

Preferred Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007, and

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Audit Committee

Comerica Incorporated

We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 8, 2009

Detroit, Michigan

Comerica Incorporated Preferred Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value:
Mutual funds	$197,693,012	$322,074,599
Collective trust and other funds	281,830,344	316,680,816
Comerica Incorporated common stock	80,294,384	173,626,198
Participant loans	21,872,218	22,758,287
Total investments	581,689,958	835,139,900

Accrued income receivable	1,311,110	2,507,784
Employer contributions receivable	1,863,805	—
Net assets reflecting investments at fair value	584,864,873	837,647,684
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,062,393	(572,329)
Net assets available for benefits	$590,927,266	$837,075,355

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Participant contributions	$44,525,792
Employer contributions	22,783,499
Dividend and interest income	22,382,442
Other additions	11,039
Total additions	89,702,772

Deductions
Distributions to participants	55,961,317
Administrative expenses and other deductions	16,058
Total deductions	55,977,375

Net depreciation in fair value of investments	(279,873,486)
Net decrease for the year	(246,148,089)
Net assets available for benefits at:
Beginning of year	837,075,355
End of year	$590,927,266

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

1. Description of the Plan

The Comerica Incorporated Preferred Savings Plan (the Plan) is a defined contribution plan, with a 401(k) feature, covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan descriptions captioned “Comerica Incorporated Preferred Savings 401(k) Plan” and “Comerica Incorporated Preferred Savings Plan — Defined Contribution Feature.” Copies of these summary plan descriptions are available on the internet at www.comerica.com/hr.

Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and non-forfeitable.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Descriptions for more complete information.

Eligibility

Employees hired on or after January 1, 2008 became eligible to participate in the Plan on the first day of the month coincident with or following the date the employee completes 1,000 hours of service within a 12-consecutive month period.  Employees hired prior to January 1, 2008 became eligible to participate on the first day of the month following six calendar months of employment.

Participant Contributions

Participants may make pre-tax contributions to the Plan through payroll deductions, not to exceed the lesser of 50 percent of the participant’s annual compensation, or the Internal Revenue Service (IRS) allowed maximum ($15,500, plus an additional $5,000 for participants age 50 or over, in 2008 and 2007). Participants direct the investment of their accounts among the investment funds offered by the Plan.

Rollover contributions are also accepted from other tax-qualified plans, providing certain specified conditions are met.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Matching Contributions

The Corporation makes a matching contribution on behalf of each participant of 100 percent of the participant’s elective contributions, not to exceed four percent of the participant’s qualified earnings, up to the current IRS compensation limit, invested based on the participant’s investment elections.

Employer Defined Contributions

On January 1, 2007, the Corporation added a defined contribution feature to the Plan for the benefit of substantially all full-time employees hired on or after January 1, 2007.  Under the defined contribution feature, the Corporation makes an annual contribution to the individual account of each eligible employee ranging from three to eight percent of annual compensation, determined based on combined age and years of service.  The contributions are invested based on employee investment elections.  The employee fully vests in the defined contribution account after three years of service.

Contributions receivable at December 31, 2008 represent the defined contribution due from the Corporation for the year ended December 31, 2008.

Dividend Election

Effective September 16, 2008, the Plan discontinued the Corporation’s common stock as an investment election available to participants for future contributions or reallocations from other investments.  Participants’ existing investments in the Corporation’s common stock are held in an Employee Stock Ownership Plan (ESOP) investment.  Participants may elect to either reinvest the dividends within the Plan or receive the dividends as cash with their regular pay.

Forfeited Accounts

Unallocated employer contributions resulting from employee forfeitures are retained in the Plan and used to reduce future employer contributions. Employee forfeitures during the period are included in employer contributions in the accompanying statement of changes in net assets available for benefits.

Participant Loans

Participants generally may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time.  Each loan is required to be repaid within five years or less, or up to 15 years if the loan is for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid by the participant through payroll deductions.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Expenses

Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation, except for a $10 per quarter loan fee paid by participants for loans originated prior to July 1, 2004.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to the current presentation. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.  SFAS 157 (as amended) applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstances.  Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date.  SFAS 157 (as amended) clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  SFAS 157 (as amended) requires fair value measurements to be separately disclosed by level within the fair value hierarchy.  For assets and liabilities recorded at fair value, it is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.  For further information regarding fair value, refer to Note 3.  The adoption of the provisions of SFAS 157 did not have a material effect on the Plan’s net assets available for benefits and changes in net assets available for benefits.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan’s investment in the Stable Value Fund, a collective trust fund which primarily invests in guaranteed investment contracts (GICs) and synthetic GICs, is subject to Financial Accounting Standards Board (FASB) Staff Position No. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”  (FSP).  Investment contracts held by a defined contribution plan are reported at fair value.  However, under the FSP, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The contract value represents contributions plus earnings at the guaranteed rate, less participant withdrawals and administrative expenses.  The Statements of Net Assets Available for Benefits present the fair value of the collective trust funds and the adjustment from fair value to contract value for the Stable Value Fund.

Securities transactions are recorded on a trade-date basis.  Realized gains and losses are reported based on the average cost of securities sold.  Dividend income is recorded on the ex-dividend date.  Interest income is accounted for on the accrual basis.

3. Fair Value

The Plan utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds, Comerica Incorporated common stock and participant loans are recorded at fair value on a recurring basis.

Fair Value Hierarchy

Under SFAS 157, the Plan groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

3. Fair Value (continued)

Level 3

Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets recorded at fair value.

Mutual funds:  Mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding.  Mutual fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.

Collective trust and other funds:  Collective trust and other funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in a market that is not active. Collective trust and other funds, except for the Stable Value Fund, are classified in Level 2 of the fair value hierarchy.

The Stable Value Fund is a collective trust fund, which primarily invests in guaranteed investment contracts (GICs) and synthetic GICs.  The GICs are valued utilizing a discounted cash flow valuation model based on current rates for similar contracts.  The fair value of the synthetic GICs is the total fair value based on the daily price of the underlying assets valued at the NAV, as described above, plus the fair value of the third-party guarantee. The Stable Value Fund is classified in Level 3 of the fair value hierarchy.

Comerica Incorporated common stock:  Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.

Participant loans:  Loans to plan participants are valued at cost, plus accrued interest, which approximates fair value, and are classified in the Level 3 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

3. Fair Value (continued)

different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents, by level within the fair value hierarchy, the recorded amount of the Plan’s assets measured at fair value on a recurring basis.  There were no liabilities measured at fair value at December 31, 2008.

	Total	Level 1	Level 2	Level 3
Mutual funds	$197,693,012	$197,693,012	$—	$—
Collective trust and other funds	281,830,344	—	144,958,546	136,871,798
Comerica Incorporated common stock	80,294,384	80,294,384	—	—
Participant loans	21,872,218	—	—	21,872,218
Total assets at recorded fair value	$581,689,958	$277,987,396	$144,958,546	$158,744,016

The table below provides a summary of changes during the period of the Plan’s Level 3 assets for the year ended December 31, 2008.  The unrealized gains and losses related to Level 3 assets were included in “net depreciation in fair value of investments” on the statement of changes in net assets available for benefits.

Recurring Level 3 Assets

Year Ended December 31, 2008

	Collective Trust	Participant
(in millions)	and Other Funds	Loans
Balance at January 1, 2008	$127,086,703	$22,758,287
Unrealized losses relating to assets still held at reporting date	(1,158,181)	—
Purchases, sales, issuances and settlements, net	10,943,276	(886,069)
Balance at December 31, 2008	$136,871,798	$21,872,218

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

4. Investments

The fair value of individual investments that represented 5 percent or more of the Plan assets at the end of the respective years are as follows:

	December 31,
	2008	2007

Comerica Stable Value Fund	$136,871,798	$127,086,703
Comerica Incorporated common stock	80,294,384	173,626,198
Comerica S&P 500 Index Fund	71,333,696	117,789,023
Neuberger Berman Genesis Fund	29,577,766	43,457,727
William Blair International Growth Fund	*	57,183,066

* Less than 5 percent

During the year ended December 31, 2008, the Plan’s investments (including investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Year Ended
December 31,
2008

Mutual funds	$(133,434,382)
Collective trust and other funds	(50,516,731)
Comerica Incorporated common stock	(95,922,373)
$(279,873,486)

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

5. Transactions With Parties-in-Interest

The following is a summary of transactions (at cost) with parties-in-interest:

	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica	Comerica
	Incorporated	Stable Value	S&P 500 Index	Destination	Destination	Destination	Destination
	Common Stock	Fund	Fund	Retirement Fund	2015 Fund	2025 Fund	2035 Fund

Balance at December 31, 2006	$186,867,736	$113,305,341	$91,529,970	$5,278,914	$9,839,981	$6,164,401	$2,454,252
Purchases in 2007	44,404,720	41,899,807	14,050,121	3,124,417	6,277,630	6,339,822	3,728,548
Sales in 2007	(39,195,460)	(39,160,126)	(14,929,933)	(2,246,555)	(2,678,099)	(3,002,011)	(1,059,014)
Balance at December 31, 2007	192,076,996	116,045,022	90,650,158	6,156,776	13,439,512	9,502,212	5,123,786
Purchases in 2008	30,111,177	53,907,262	10,639,180	2,436,482	5,748,617	5,275,401	3,372,995
Sales in 2008	(39,087,430)	(39,237,136)	(13,468,416)	(1,811,954)	(4,197,632)	(2,118,061)	(1,410,907)
Balance at December 31, 2008	$183,100,743	$130,715,148	$87,820,922	$6,781,304	$14,990,497	$12,659,552	$7,085,874

	Comerica	Comerica	Munder	Munder
	Destination	Short Term	S&P MidCap	S&P Small Cap
	2045 Fund	Fund	Index Fund *	Index Fund *	Total

Balance at December 31, 2006	$1,714,859	$398,617	$14,201,933	$6,968,066	$438,724,070
Purchases in 2007	4,233,565	134,305	6,858,903	3,944,278	134,996,116
Sales in 2007	(952,795)	(395,437)	(3,539,440)	(2,302,221)	(109,461,091)
Balance at December 31, 2007	4,995,629	137,485	17,521,396	8,610,123	464,259,095
Purchases in 2008	3,074,151	9,679	5,085,956	4,352,688	124,013,588
Sales in 2008	(1,518,854)	(144,354)	(4,080,183)	(2,634,125)	(109,709,052)
Balance at December 31, 2008	$6,550,926	$2,810	$18,527,169	$10,328,686	$478,563,631

* The Munder index funds are sub-advised by World Asset Management, a consolidated subsidiary of Comerica Incorporated.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7. Reconciliation of Financial Statements to Form 5500

	2008	2007
Net assets available for benefits per financial statements	$590,927,266)	$837,075,355
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,062,393)	—
Net assets per Form 5500	$584,864,873)	$837,075,355

Decrease in net assets per the financial statements	$(246,148,089)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,062,393)
Decrease in net assets per Form 5500	$(252,210,482)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

Comerica Incorporated Preferred Savings Plan

EIN:  #38-1998421     Plan  #002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

Mutual Funds
Munder	* S&P MidCap Index Fund — 1,782,489 shares	$10,284,964
	* S&P Small Cap Index Fund — 888,370 shares	4,894,918
	Large Cap Value Fund — 2,295,321 shares	23,618,858
	MidCap Core Growth Fund — 1,010,257 shares	17,315,812

Neuberger Berman	Neuberger Berman Genesis Fund — 951,359 shares	29,577,766

Franklin/Templeton Investments	Franklin Rising Dividends Fund — 610,128 shares	14,612,562
	Templeton Growth Fund — 1,209,977 shares	15,790,197

William Blair Funds	William Blair Growth Fund — 728,332 shares	5,185,725
	William Blair International Growth Fund — 1,942,351 shares	25,483,642

Eagle Funds	Eagle Small Cap Growth Fund — 682,988 shares	14,356,417

Van Kampen Funds	Van Kampen Equity & Income Fund — 2,950,574 shares	19,031,204

American Funds	The Growth Fund of America — 795,776 shares	16,265,667
	Capital World Growth & Income — 47,997 shares	1,275,280
Total Mutual Funds		197,693,012

Collective Trust and Other Funds
*Comerica Incorporated	Stable Value Fund — 12,059,413 units	136,871,798
	S&P 500 Index Fund — 8,397,267 units	71,333,696
	Destination Retirement Fund — 608,869 units	6,426,776
	Destination 2015 Fund — 1,331,189 units	13,515,771
	Destination 2025 Fund — 1,092,266 units	10,368,795
	Destination 2035 Fund — 600,532 units	5,301,717
	Destination 2045 Fund — 534,462 units	4,778,780
	Short Term Fund — 2,810 units	2,810

Van Kampen Funds	Van Kampen Government Securities — 1,741,449 shares	19,168,821

Goldman Sachs Funds	Goldman Sachs Core Fixed Income Fund — 1,202,939 shares	11,325,547

Invesco Aim Funds	Aim STIT Treasury Fund— 273,376 shares	2,735,833
Total Collective Trust and Other Funds		281,830,344

*Comerica Incorporated	Common Stock — 4,045,057 shares	80,294,384

*Participant loans	Interest rate range: 6.99% to 11.74%, with various maturity dates	21,872,218

Total investments		$581,689,958

*	Party in interest. The Munder index funds are sub-advised by World Asset Management, a consolidated subsidiary of Comerica Incorporated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance,
Regulatory Relations and Legal Affairs
Comerica Incorporated

Dated: June 11, 2009

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Accounting Firm (Ernst & Young LLP)